Exhibit 99.1

ATLANTICA YIELD PLC
Annual General Meeting of Shareholders
May 5, 2020

Final Report of the Inspector of Election

I, the undersigned, the duly appointed Inspector of Election at the Annual General Meeting of Shareholders (the “Meeting”) of Atlantica Yield plc (the “Company”), on May 5, 2020 hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)	The Meeting took place at c/ Francisco Silvela 42, 4 floor 28028 Madrid, Spain with a satellite meeting place at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, United Kingdom.

3)
As of May 1, 2020, the record date for the determination of shareholders entitled to vote at the Meeting, there were 101,601,662 shares of the Company’s Common Stock, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

4)	At the Meeting, the holders of 73,911,038 shares of the Company’s Common Stock were voted, with at least two members represented in person, constituting a quorum.

5)	The undersigned canvassed the votes of the shareholders cast by ballot or proxy on the matters presented at the Meeting.

6)	At the Meeting, the vote on a resolution to receive the accounts and reports of the directors and auditors for the year ended 31 December 2019, was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

73,631,781	55,959	223,298	0

7)	At the Meeting, the vote to approve the directors' remuneration report, excluding the directors' remuneration policy, for the year ended 31 December 2019, was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

70,538,902	3,282,483	89,653	0

8)	At the Meeting, the vote to approve the directors' remuneration policy was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

65,176,545	8,614,159	120,334	0

9)	At the Meeting, the vote to re-elect Jackson Robinson as director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

28,469,920	45,348,283	92,835	0

10)	At the Meeting, the vote to re-elect Andrea Brentan as director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

28,604,964	45,215,453	90,621	0

11)	At the Meeting, the vote to re-elect Robert Dove as director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

21,953,082	51,856,207	101,749	0

12)	At the Meeting, the vote to re-elect Francisco J. Martinez as director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

30,353,510	43,463,303	94,225	0

13)	At the Meeting, the vote regarding the allotment of Share Capital was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

73,713,446	77,932	119,660	0

14)	At the Meeting, the vote regarding the disapplication of Pre-emption rights was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

55,067,017	18,706,074	137,947	0

15)	At the Meeting, the vote to change the Company name was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

73,323,389	70,391	517,258	0

16)	At the Meeting, the vote regarding the appropriation of Distributable Profits and Deeds of Release was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

72,516,638	399,442	754,696	0

IN WITNESS WHEREOF, I have made this Final Report and have been hereunto set my hand this 5th day of May 2020.

Inspector of Election

/s/ Anthony Carideo

Anthony P. Carideo